FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 25, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF FORMS PART OF THE CORPORATE SUSTAINABILITY INDEX PORTFOLIO OF THE BM&FBOVESPA FOR THE SEVENTH CONSECUTIVE TIME

For the seventh consecutive year, BRF Brasil Foods will form part of the Corporate Sustainability Index (local acronym ISE) of the BM&FBovespa. The indicator, which will be in force from January 2 to December 31, 2012, brings together companies which have been outstanding in their high level of commitment to the sustainability of business and the country. We are proud to say that/It is worth noting that BRF was the first company from the food sector to be included in the portfolio.

The new portfolio brings together 51 shares of 38 companies. The chosen companies represent 18 sectors and have a combined market value of R$ 961 billion, equivalent to 43.72% of the total market capitalization of companies listed on the stock market to November 23, 2011. This selection is based on criteria established by the Business Administration School of the Getúlio Vargas Foundation (FGV)/ Escola de Administração de Empresas de São Paulo, Fundação Getúlio Vargas (FGV).

São Paulo, November 25, 2011

Leopoldo Viriato Saboya

Chief Financial, Administration

and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 25, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director